Exhibit 99.3

Vertical Aerospace Ltd

Unaudited Condensed Consolidated Interim Financial Information for the three and nine months ended September 30, 2025 and September 30, 2024

Contents

Unaudited Condensed Consolidated Interim Statements of Income and Comprehensive Income for the three and nine months periods ended September 30, 2025 and September 30, 2024	2

Unaudited Condensed Consolidated Interim Statements of Financial Position as of September 30, 2025 and December 31, 2024	3

Unaudited Condensed Consolidated Interim Statements of Cash Flows for the nine months periods ended September 30, 2025 and September 30, 2024	4

Unaudited Condensed Consolidated Interim Statements of Changes in Equity for the nine months periods ended September 30, 2025 and September 30, 2024	5

Notes to the Unaudited Condensed Consolidated Interim Financial Information	6

1

Vertical Aerospace Ltd

Unaudited Condensed Consolidated Interim Statements of Income and Comprehensive Income

		3 months ended September 30,		9 months ended September 30,
	Note	2025 £ 000	2024 £ 000	2025 £ 000	2024 £ 000
Research and development expenses	4	(18,314)	(13,109)	(41,105)	(45,060)
Administrative expenses	4	(13,624)	(11,460)	(35,725)	(32,170)
Related party administrative expenses	4	(56)	(15)	(207)	(57)
Other operating income/(expense)	6	1,524	1,595	(3,371)	34,358
Operating loss		(30,470)	(22,989)	(80,408)	(42,929)
Finance income	8	1,399	15,599	23,900	14,617
Finance costs	8	(5,996)	(24,762)	(126)	(27,409)
Related party finance income	8	56,414	-	309,351	-
Net finance income/(costs)	8	51,817	(9,163)	333,125	(12,792)
Proft/(loss) before tax		21,347	(32,152)	252,717	(55,721)
Income tax credit	7	2,618	3,613	22,210	10,061
Net profit/(loss) for the period		23,965	(28,539)	274,927	(45,660)
Other comprehensive income:
Items that may be reclassified to profit or loss
Change in fair value from own credit risk		-	22,293	-	22,293
Foreign exchange translation differences		3,924	(8,573)	6,075	(7,411)
Total other comprehensive income for the period		3,924	13,720	6,075	14,882
Total comprehensive income/(loss) for the period		27,889	(14,819)	281,002	(30,778)

		£	£	£	£
Basic earnings/(loss) per share	9	0.25	(1.48)	3.23	(2.37)
Diluted loss per share	9	(0.24)	(1.48)	(0.28)	(2.37)

For the three months and nine months ended September 30, 2025, potential ordinary shares have been treated as dilutive, as their inclusion in the diluted loss per share calculation decreases earnings per share. For the three months and nine months ended September 30, 2024, potential ordinary shares are anti-dilutive, as their inclusion in the diluted loss per share calculation would reduce the loss per share and hence have been excluded.

The accompanying accounting policies and notes form an integral part of these Unaudited Condensed Consolidated Interim Statements.

2

Vertical Aerospace Ltd

Unaudited Condensed Consolidated Interim Statements of Financial Position

	Note	September 30, 2025 £ 000	December 31, 2024 £ 000
Non-current assets
Property, plant and equipment		2,609	3,078
Right of use assets		3,280	1,969
Intangible assets		3	132
		5,892	5,179
Current assets
Trade and other receivables	11	19,012	18,297
Restricted cash		1,700	1,700
Cash and cash equivalents		91,716	22,556
		112,428	42,553
Total assets		118,320	47,732

Equity
Share capital	10	78	55
Other reserves	10	132,205	99,299
Treasury share reserve		(803)	(803)
Share premium		652,596	554,391
Accumulated deficit		(876,173)	(1,152,283)
Total shareholders’ deficit		(92,097)	(499,341)

Non-current liabilities
Lease liabilities		2,505	1,620
Provisions		937	620
Trade and other payables	12	3,714	3,991
		7,156	6,231

Current liabilities
Financial liabilities at fair value through profit and loss	14	185,819	524,242
Lease liabilities		924	581
Warrant liabilities	13	258	434
Trade and other payables	12	16,260	15,585
		203,261	540,842
Total liabilities		210,417	547,073
Total equity and liabilities		118,320	47,732

The accompanying accounting policies and notes form an integral part of these Unaudited Condensed Consolidated Interim Statements.

3

Vertical Aerospace Ltd

Unaudited Condensed Consolidated Interim Statements of Cash Flows

		9 months ended September 30,
	Note	2025 £ 000	2024 £ 000
Cash flows from operating activities
Net profit/(loss) for the period		274,927	(45,660)
Adjustments to cash flows from non-cash items
Depreciation and amortization	4	845	1,591
Depreciation on right of use assets	4	586	475
Net finance (income)/costs	8	(23,774)	12,792
Related party finance income	8	(309,351)	-
Share based payment transactions	5	5,364	6,408
Income tax credit		(22,210)	(10,061)
Non-cash gain (settled in treasury shares)		-	(803)
		(73,613)	(35,258)
Working capital adjustments
Decrease/(increase) in trade and other receivables	11	7,795	(523)
Increase/(decrease) in trade and other payables	12	398	(5,574)
Income taxes received		13,700	15,838
Net cash flows used in operating activities		(51,720)	(25,517)

Cash flows from investing activities
Acquisitions of property, plant and equipment		(256)	(413)
Interest received		2,168	1,820
Net cash flows from investing activities		1,912	1,407

Cash flows from financing activities
Proceeds from share issuance	10	81,434	-
Proceeds from issues of warrants	10	18,032	-
Proceeds from issues of shares to related party	10	22,208	15,629
Proceeds from issues of warrants to related party		6,840	3,907
Proceeds from exercise of warrants	10	220	-
Transaction costs on issuance of equity instruments	10	(7,028)	-
Payments to lease creditors		(747)	(581)
Net cash flows generated from financing activities		120,959	18,955
Net increase/(decrease) in cash at bank		71,151	(5,155)
Cash at bank, beginning of the period		22,556	48,680
Effect of foreign exchange rate changes		(1,991)	(719)
Cash at bank, end of the period		91,716	42,806

The accompanying accounting policies and notes form an integral part of these Unaudited Condensed Consolidated Interim Statements.

4

Vertical Aerospace Ltd

Unaudited Condensed Consolidated Interim Statements of Changes in Equity

		Share capital £ 000	Share premium £ 000	Treasury share reserve £ 000	Other reserves £ 000	Accumulated deficit £ 000	Total £ 000
At January 1, 2024		17	257,704	-	86,757	(394,257)	(49,779)
Loss for the period		-	-	-	-	(45,660)	(45,660)
Change in fair value from own credit risk		-	-	-	22,293	-	22,293
Translation differences		-	-	-	(7,411)	-	(7,411)
Total comprehensive loss		-	-	-	14,882	(45,660)	(30,778)
Share based payment transactions	5	-	-	-	6,005	-	6,005
Share issuance to related party	10,17	-	15,629	-	-	-	15,629
Issuance of warrants to related party	10,17		-	-	3,907	-	3,907
Share issuance to open market		-	491	-		-	491
Repurchase of ordinary shares		-	-	(803)	-	-	(803)
Transfer of reserves		-	-	-	277	(277)	-
At September 30, 2024		17	273,824	(803)	111,828	(440,194)	(55,328)

	Note	Share capital £ 000	Share premium £ 000	Treasury share reserve £ 000	Other reserves £ 000	Accumulated deficit £ 000	Total £ 000
At January 1, 2025		55	554,391	(803)	99,299	(1,152,283)	(499,341)
Profit for the period		-	-	-	-	274,927	274,927
Translation differences		-	-	-	6,075	-	6,075
Total comprehensive income		-	-	-	6,075	274,927	281,002
Share based payment transactions	5	-	-	-	4,851	-	4,851
Share issuance	10	18	81,395	-	-	-	81,413
Issuance of warrants	10	-	-	-	18,032	-	18,032
Share issuance to related party	10, 17	5	22,202	-	-	-	22,207
Issuance of warrants to related party	10, 17	-	-	-	6,840	-	6,840
Transaction costs on issuance of equity instruments		-	(5,688)	-	(1,654)	-	(7,342)
Exercise of warrants	10	-	275	-	(55)	-	220
Exercise of options		-	21	-	-	-	21
Transfer of reserves		-	-	-	(1,183)	1,183	-
At September 30, 2025		78	652,596	(803)	132,205	(876,173)	(92,097)

The accompanying accounting policies and notes form an integral part of these Unaudited Condensed Consolidated Interim Statements.

5

Vertical Aerospace Ltd

Notes to the Unaudited Condensed Consolidated Interim Financial Information

1	General information

Vertical Aerospace Ltd (the "Company", or the "Group" if together with its subsidiaries) is incorporated under the Companies Law (as amended) of the Cayman Islands. The address of its principal executive office is: Unit 1 Camwal Court, Bristol, United Kingdom. The Group’s main operations are in the United Kingdom and this financial information are presented in pounds sterling and all values are rounded to the nearest thousand (£’000) except when otherwise indicated.

This financial information were authorized for issue by the Company’s Audit Committee, pursuant to delegated authority by the Board of Directors, on November 3, 2025.

Principal activities

The principal activity of the Company and its wholly owned subsidiary, Vertical Aerospace Group Ltd (“VAGL”), is the development and commercialization of vertical take-off and landing electrically powered (“eVTOL”), and hybrid-electrically powered, aircraft.

2	Material accounting policies

Basis of preparation

This unaudited condensed consolidated interim financial report for the nine month reporting period ended September 30, 2025 has been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board (“IFRS Accounting Standards”), applicable to the preparation of interim financial information, IAS 34 Interim Financial Reporting.

The interim report does not include all the notes of the type normally included in an annual financial report. Accordingly, this filing is to be read in conjunction with the annual report for the year ended December 31, 2024.

The accounting policies adopted are consistent with those of the previous financial year.

The unaudited condensed consolidated interim financial report has been prepared on a historical cost basis, as modified by the revaluation of certain financial assets and liabilities (including financial liabilities at fair value through profit and loss) which are recognized at fair value through profit and loss.

The functional currency of the Company is US Dollars (‘$’ or ‘USD’) and the functional currency of VAGL is pounds sterling (‘£’ or ‘GBP’). The unaudited condensed consolidated interim financial report is presented in pounds sterling (‘£’ or ‘GBP’), which is the Group’s presentation currency. Items included in the unaudited condensed consolidated interim financial report are measured using the currency of the primary economic environment in which the entity and its subsidiaries operate (“the functional currency”). Cumulative translation adjustments resulting from translating foreign functional currency financial information into GBP are reported within other reserves.

Basis of consolidation

Vertical Aerospace Ltd is the parent of the Group and has 100% ownership interest and voting rights of Vertical Aerospace Group Limited, which is its only material subsidiary.

The consolidated financial information incorporates the financial positions and the results of operations of the Group. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. The financial information of the subsidiaries are prepared for the same reporting period as the Company using consistent accounting policies. Intercompany transactions, balances and unrealized gains on transactions between Group companies are eliminated.

6

Vertical Aerospace Ltd

Notes to the Unaudited Condensed Consolidated Interim Financial Information

2	Material accounting policies (continued)

Going Concern

Management has prepared a cash flow forecast for the Group and has considered the ability for the Group to continue as a going concern for the foreseeable future, being at least 12 months after the issuance of this financial information.

The Group is currently in the research and development phase of its journey to commercialize eVTOL and hybrid-electric technologies. Commensurate with being in the development phase, the Group has invested heavily in research to support the development of its aircraft. The Group is not currently generating revenue and has incurred net losses and net cash outflows from operating activities since inception.

As of September 30, 2025, the Group had £92 million of cash and cash equivalents on hand and a net shareholders’ deficit of £92 million.

The Company launched the January 2025 Offering and the July 2025 Offering, which culminated in the closing of a $90 million underwritten public offering on January 24, 2025, and the closing of a $69 million underwritten public offering on July 10, 2025, respectively, before deducting underwriting discounts and commissions and other offering expenses. In September 2025, the Company established an “at the market” equity offering program, pursuant to which it may issue and sell its ordinary shares, having an aggregate offering price of up to $100 million, from time to time. The Company will pay commissions of up to 3% of the gross proceeds of any ordinary shares sold through the program under the sales agreement. As of the date of this filing, the Company had sold ordinary shares under this program, totaling $16.4 million, net of commissions.

As of the issuance of this financial information, the Group had approximately £89 million of cash and cash equivalents on hand. To position itself to deliver upon its stated operational objectives, management currently projects its net cash outflows from operations within the next 12 months after issuance of this financial information to be approximately £175 million, which will be used primarily to fund the testing of its prototype aircraft, as well as to further the development of its certification aircraft.

Accordingly, the Group projects that its current existing resources will only be sufficient to fund its ongoing operations towards the middle of 2026. The Group requires additional capital to continue to fund its ongoing operations beyond that point.

The Convertible Senior Secured Notes Indenture contains a covenant requiring the Group to maintain a minimum cash balance of at least $10 million at all times. The Group currently projects that it will breach this covenant in the second quarter of 2026 unless additional capital is raised. Such a breach, if uncured, would result in an event of default occurring under the Indenture, which would permit the Convertible Senior Secured Notes Investor to accelerate the maturity of the Convertible Senior Secured Notes and ultimately claim against its collateral. An event of default would result in the Convertible Senior Secured Notes being due immediately to which the Group does not have sufficient funds to repay.

The Group’s ability to continue as a going concern is highly dependent on its ability to secure funds from additional funding rounds before it utilizes all existing resources to finance the Group’s ongoing operations. Management is committed to continue to raise additional funds and may seek to issue further equity in doing so. Although the Group plans to raise additional funds before it utilizes its existing resources there can be no assurance that the Group will be able to raise additional funds on acceptable terms (or on necessary timelines) to provide sufficient funds to meet the Group’s ongoing funding requirements. The timely completion of financing is critical to the Group’s ability to continue as a going concern. The inability to obtain future funding could impact on the Group’s financial condition and ability to pursue its business strategies, including being required to delay, reduce or eliminate some of its research and development programs, or being unable to continue operations or continue as a going concern.

The dependency on raising additional capital indicates that a material uncertainty exists that may cast significant doubt (or raise substantial doubt as contemplated by PCAOB standards) on the Group’s ability to continue as a going concern and therefore the Group may be unable to realize the assets and discharge the liabilities in the normal course of business. The consolidated financial information has been prepared assuming that the Group will continue as a going concern, which contemplates the continuity of operations, realization of assets and the satisfaction of liabilities in the ordinary course of business and do not include any adjustments that would result if the Group were unable to continue as a going concern.

7

Vertical Aerospace Ltd

Notes to the Unaudited Condensed Consolidated Interim Financial Information

3	Critical accounting judgements and key sources of estimation uncertainty

The preparation of the unaudited condensed consolidated interim financial information in conformity with IFRS Accounting Standards requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial information and the reported amounts of expenses during the reporting period.

The Company’s most significant estimates relate to the January 2025 Offering in addition to the valuations of financial liabilities at fair value through profit and loss, including the Convertible Senior Secured Notes. The Company’s most critical judgments relate to the research and development tax relief.

These estimates are based on historical data and experience, as well as various other factors that management believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Such estimates often require the selection of appropriate valuation methodologies and models and may involve significant judgment in evaluating ranges of assumptions and financial inputs. Actual results may differ from those estimates under different assumptions, financial inputs, or circumstances.

Critical accounting judgments relating to research and development tax relief

Research and development tax relief supports companies that work on innovative projects in science and technology.

For accounting periods beginning before April 1, 2024, HM Revenue & Customs administered two such tax relief schemes: one aimed at small and medium-sized enterprises (“SME”); and the R&D expenditure credit scheme (“RDEC”), aimed at large companies and other companies that aren’t eligible for SME relief.

A merged RDEC and an enhanced R&D intensive support (“ERIS”) scheme replaced the old RDEC and SME schemes for accounting periods beginning on or after April 1, 2024.

Enhanced intensive support is available to loss-making R&D intensive SMEs, with the definition of a large company is based on staff, turnover and balance sheet measures, and includes that of any linked or partner companies.

Management has concluded that the Company itself does not meet the definition of a large company and has determined that the transactions contemplated under the Investment Agreement on December 23, 2024, do not result in the presence of any linked or partner companies that would otherwise cause the Company to be defined as a large company. The Company has recognized relief under the ERIS scheme. Please see note 7 for further details.

A company is considered R&D intensive where its qualifying R&D expenditure is 30% or more of its total expenditure (the “intensity threshold”). Companies meeting this intensity threshold are able to claim enhanced support using a higher rate of credit. The Company has determined its eligibility for enhanced support based upon Total administrative & research and development expenses taken from the Unaudited Condensed Consolidated Interim Statements of Income and Comprehensive Income.

To qualify for tax relief, the work must be part of a specific project to make an advance in science or technology. This definition is based on an international standard. Certain indirect activities related to the project are also qualifying where such activities form part of a project but do not directly contribute to the resolution of the scientific or technological uncertainty. An appropriate proportion of the staffing cost can be qualifying expenditure if the employee is only partly directly and actively involved in relevant research and development activity. Management have applied judgment in determining the proportion of research and development staff costs incurred on non-qualifying activities and the extent of administrative staff costs relating to qualifying indirect activities.

8

Vertical Aerospace Ltd

Notes to the Unaudited Condensed Consolidated Interim Financial Information

3	Critical accounting judgements and key sources of estimation uncertainty (continued)

Key sources of estimation uncertainty relating to the January 2025 Offering

On January 24, 2025, upon closing of the January 2025 Offering, 15 million Ordinary Shares plus 7.5 million Tranche A warrants and 7.5 million Tranche B warrants, were contemporaneously issued to the same counterparties. Gross proceeds of the January 2025 Offering totaled $90 million, before deducting underwriting discounts and commissions and other offering expenses.

In instances where multiple financial instruments are issued together, the proceeds received are required to be allocated to each instrument to establish its initial carrying amount. Management has undertaken independent issuance-date estimates of fair value for each freestanding instruments issued as part of the “bundled transaction”.

Warrants issued as part of the January 2025 Offering are separately exercisable (i.e., the exercise of the warrants would not result in the termination of the ordinary shares the warrants may have been issued with) and are therefore considered to be freestanding.

Management has determined that the warrants issued meet the requirements to be classified as equity and therefore are not subsequently measured at fair value. Because ongoing fair value measurement is not required for either instrument issued, the proceeds have been allocated to each financial instrument based on the respective instrument’s proportionate fair value.

The Company utilizes a Black-Scholes-Merton model as its “fixed-for-fixed” fair value option model, with inputs shown below:

	Tranche A warrants	Tranche B warrants
Share price ($)	5.60	5.60
Strike price ($)	6.00	7.50
Risk free rate (%)	4.40	4.40
Time to maturity (years)	1.6	5.0
Dividend yield (%)	-	-
Volatility (%)	85.00	85.00

The Tranche A warrants expire on the earlier of: (i) upon the satisfaction of both of the following conditions: (a) the Company successfully demonstrating a wing-borne flight of its VX4 prototype aircraft and (b) the 10-day volume weighted average price of the Company’s ordinary shares, following the public disclosure of such successful wing-borne flight, being equal to or greater than, 103% of the exercise price of the warrants, the 30th day following the date of such disclosure; and (ii) the five-year anniversary of the date of issuance. The Tranche A warrants are exercisable at an exercise price of $6.00 per whole ordinary share.

Upon initial recognition the Company has utilized a probability weighted approach when determining the appropriate time to maturity for the Tranche A warrants, reflecting the likelihood that the above-mentioned conditions occur or are accomplished prior to the five-year anniversary of the date of issuance.

On May 27, 2025, the Company issued a press release constituting the initial public disclosure of the satisfaction of a wing-borne flight of our VX4 aircraft for purposes of the Company’s outstanding Tranche A warrants. However, the 10-day volume weighted average price of the Company’s ordinary shares, following the date of this disclosure did not equal or exceed 103% of the exercise price of the Tranche A warrant within the 30-day period following such date. As such, the Tranche A warrants remain exercisable and will only expire on the five-year anniversary of their date of issuance.

The Tranche B warrants will expire five years from the date of issuance and are exercisable at an exercise price of $7.50 per whole ordinary share.

A resultant fair value of $2.29 per whole Tranche A warrant and $3.61 per whole Tranche B warrant has been derived. The fair value of ordinary shares has been derived using the reference share price upon closing of the January 2025 Offering, being $5.60 per share. Please see note 10 for further details.

With the exception of the above, in preparing this unaudited condensed consolidated interim financial information, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation were the same as those that applied to the consolidated financial information as at and for the year ended December 31, 2024.

9

Vertical Aerospace Ltd

Notes to the Unaudited Condensed Consolidated Interim Financial Information

4	Expenses by nature

Included within administrative expenses, research and development expenses, and related party administrative expenses are the following expenses.

	3 months ended September 30,		9 months ended September 30,
	2025 £ 000	2024 £ 000	2025 £ 000	2024 £ 000
Research and development staff costs (excluding share-based payment expenses)	9,340	7,349	24,664	20,029
Research and development consultancy	7,184	2,224	10,318	9,619
Research and development components, parts and tooling	1,790	3,536	6,123	15,412
Total research and development expenses	18,314	13,109	41,105	45,060
Administrative staff costs (excluding share-based payment expenses)	2,926	2,326	8,976	7,013
Share based payment expenses (note 5)	2,157	1,623	5,364	6,408
Consultancy costs	662	706	2,303	1,879
Legal and financial advisory costs	545	1,689	2,326	3,460
HR advisory and recruitment costs	832	200	1,654	549
IT hardware and software costs	2,509	1,890	6,276	5,297
Insurance expenses	526	130	1,704	282
Marketing costs	1,708	912	2,293	1,686
Premises expenses	603	535	1,505	1,679
Depreciation expense	249	280	715	838
Amortization expense	23	217	130	753
Depreciation on right of use property assets	226	149	586	475
Other administrative expenses	658	803	1,893	1,851
Total administrative costs	13,624	11,460	35,725	32,170
Related party administrative expenses	56	15	207	57
Total administrative and research and development expenses	31,994	24,584	77,037	77,287

Staff costs relate primarily to salary and related expenses, including social security and pension contributions, but excluding share-based payments. Please see note 5 for further details.

10

Vertical Aerospace Ltd

Notes to the Unaudited Condensed Consolidated Interim Financial Information

5	Share-based payments

The Group has established two employee option plans. The EMI Scheme (closed to employees during 2021) and the 2021 Incentive Plan (implemented in 2022).

For more information about the option plans, please refer to the Group’s annual financial statements for the year ended December 31, 2024.

The total expense recognized by the company during the period in respect of these plans is shown below:

	9 months ended September 30,
	2025 £’000	2024 £’000
2021 Incentive plan	3,173	5,860
Enterprise Management Initiative	77	279
Non-Executive Director awards	2,114	269
	5,364	6,408

A summary of options granted under the plans is shown below:

	September 30, 2025		December 31, 2024
2021 Incentive Plan	Number	Average exercise price (£)	Number	Average exercise price (£)
Outstanding, start of period	1,171,210	0.91	998,598	1.20
Granted during the period	6,791,743	1.39	397,803	0.40
Exercised during the period	(87,541)	-	(128,369)	-
Forfeited during the period	(90,043)	1.60	(96,822)	2.97
Outstanding, end of period	7,785,369	1.33	1,171,210	0.91

The number of options which were exercisable at September 30, 2025 was 1,462,700 (December 31, 2024: 380,763) with exercise prices ranging from £nil to £8.91 (December 31, 2024: £nil to £8.95). Options exercised during the period related solely to nil-cost options.

	September 30, 2025		December 31, 2024
EMI Scheme	Number	Average exercise price (£)	Number	Average exercise price (£)
Outstanding, start of period	945,429	2.20	1,170,231	2.50
Granted during the period	-	-	-	-
Exercised during the period	(11,859)	1.80	-	-
Forfeited during the period	(49,074)	9.80	(224,802)	3.80
Outstanding, end of period	884,496	1.80	945,429	2.20

The number of options which were exercisable at September 30, 2025 was 685,178 (December 31, 2024: 635,240) with an exercise price of £1.71 (December 31, 2024: ranging from £1.84 to £11.49).

11

Vertical Aerospace Ltd

Notes to the Unaudited Condensed Consolidated Interim Financial Information

6	Other operating income/(expense)

The analysis of the Group's other operating income/(expense) for the period is as follows:

	3 months ended September 30,		9 months ended September 30,
	2025	2024	2025	2024
	£000	£000	£000	£000
Government grants	1,524	1,349	4,176	5,462
R&D Expenditure Credit (“RDEC”)	-	246	(7,553)	986
Other	-	-	6	-
Rolls-Royce settlement	-	-	-	27,910
	1,524	1,595	(3,371)	34,358

Government grants relate to amounts receivable from grant awarding bodies relating to the research and development of eVTOL technologies. These grants are made to fund research and development expenditure and are recognized in profit or loss in the period to which the expense they are intended to fund relates.

7	Income tax credit

The Company recognizes R&D tax relief relating to the RDEC scheme within Other operating income, and R&D tax relief under both the small and medium-sized enterprise (“SME”) scheme and its successor enhanced R&D intensive support (“ERIS”) scheme within Income tax credit, as shown below:

	3 months ended September 30,		9 months ended September 30,
	2025 £ 000	2024 £ 000	2025 £ 000	2024 £ 000
Enhanced R&D intensive support	2,618	-	8,510	-
Small and medium-sized Enterprise scheme	-	3,613	-	10,061
Adjustments for R&D tax relief of prior periods	-	-	13,700	-
	2,618	3,613	22,210	10,061

For accounting periods beginning before April 1, 2024, HM Revenue & Customs administered two such tax relief schemes: one aimed at SMEs, and the RDEC scheme, aimed at large companies and other companies that aren’t eligible for SME relief.

A merged RDEC and an ERIS scheme replaced the old RDEC and SME schemes for accounting periods beginning on or after April 1, 2024.

At the time of preparing its financial statements for the year ended December 31, 2024, the Company was unable to determine, with certainty, if any relationships existed that would cause the Company to be defined as a large company and ineligible for SME relief. Absent of such certainty, within those financial statements, the Company recognized tax relief solely based on the RDEC scheme.

Management has since determined that the transactions contemplated under the Investment Agreement on December 23, 2024, do not result in the presence of any linked or partner companies that would otherwise cause the Company to be defined as a large company and therefore the nine months ended September 30, 2025 reflects the reversal of tax relief previously recognized under the RDEC scheme of £7,553 thousand (see note 6), with £13,700 thousand subsequently claimed, and received, under the SME scheme (and reported within Income tax credit).

12

Vertical Aerospace Ltd

Notes to the Unaudited Condensed Consolidated Interim Financial Information

8	Finance income/(costs)

	3 months ended September 30,		9 months ended September 30,
	2025 £ 000	2024 £ 000	2025 £ 000	2024 £ 000
Interest income on deposits	926	654	2,169	1,822
Fair value movements on warrant liabilities (note 13)	473	297	149	602
Foreign exchange gain	-	14,648	21,582	12,187
Other	-	-	-	6
Total finance income	1,399	15,599	23,900	14,617
Fair value movements on financial liabilities at fair value through profit and loss (note 14)	-	(20,451)	-	(14,537)
In-kind interest on financial liabilities at fair value through profit and loss (note 14)	-	(4,269)	-	(12,752)
Foreign exchange loss	(5,948)	-	-	-
Interest expense on leases	(48)	(38)	(126)	(120)
Other	-	(4)	-	-
Total finance costs	(5,996)	(24,762)	(126)	(27,409)
Fair value movements on financial liabilities at fair value through profit and loss (note 14)	59,499	-	318,218	-
Total related party finance income	59,499	-	318,218	-
In-kind interest on financial liabilities at fair value through profit and loss (note 14)	(3,085)	-	(8,867)	-
Total related party finance costs	(3,085)	-	(8,867)	-
Net related party finance income	56,414	-	309,351	-
Net finance income/(costs)	51,817	(9,163)	333,125	(12,792)

9	Earnings/(loss) per share

Basic earnings per share is calculated by dividing the profit or loss for the period by the weighted average number of ordinary shares in issue during the period.

Diluted loss per share is calculated by adjusting the profit or loss for the period and the weighted average number of ordinary shares in issue during the period to assume the conversion of all dilutive potential ordinary shares.

The Company has one category of dilutive potential ordinary shares, being those issuable upon conversion of the Convertible Senior Secured Notes, which for the purposes of diluted loss per share, have been assumed to be issued at the beginning of the period.

On September 20, 2024, the implementation of a reverse stock split at a ratio of one-for-ten shares became effective. The reverse stock split resulted in a proportional decrease in the number of authorized ordinary shares, and a proportional increase in the par value of such ordinary shares, in each case in accordance with the reverse stock split ratio. All share and per share amounts in this condensed consolidated financial information and related notes hereto have been retrospectively adjusted to account for the effect of the reverse stock split.

13

Vertical Aerospace Ltd

Notes to the Unaudited Condensed Consolidated Interim Financial Information

9	Earnings/(loss) per share (continued)

The calculation of earnings/(loss) per share is based on the following data:

	3 months ended September 30,		9 months ended September 30,
	2025 £ 000	2024 £ 000	2025 £ 000	2024 £ 000
Net profit/(loss) for the period for basic earnings per share	23,965	(28,539)	274,927	(45,660)
Adjustment for calculation of diluted loss per share:
Fair value movements on financial liabilities at fair value through profit and loss	(59,499)	-	(318,218)	-
In-kind interest on financial liabilities at fair value through profit and loss	3,085	-	8,867	-
Net loss for the period for diluted loss per share	(32,449)	(28,539)	(34,424)	(45,660)

	No. of shares	No. of shares	No. of shares	No. of shares
Weighted average issued shares for basic earnings per share	94,947,829	19,313,638	85,104,175	19,229,978
Adjustment for calculation of diluted loss per share upon conversion of:
Financial liabilities at fair value through profit and loss	40,528,849	-	38,503,821	-
Weighted average issued shares for diluted loss per share	135,476,678	19,313,638	123,607,996	19,229,978

	£	£	£	£
Basic earnings/(loss) per share	0.25	(1.48)	3.23	(2.37)
Diluted loss per share	(0.24)	(1.48)	(0.28)	(2.37)

For the three months and nine months ended September 30, 2025, potential ordinary shares have been treated as dilutive, as their inclusion in the diluted loss per share calculation decreases earnings per share. For the three months and nine months ended September 30, 2024, potential ordinary shares are anti-dilutive, as their inclusion in the diluted loss per share calculation would reduce the loss per share and hence have been excluded.

14

Vertical Aerospace Ltd

Notes to the Unaudited Condensed Consolidated Interim Financial Information

10	Share capital and reserves

	September 30, 2025		December 31, 2024
Allotted, called up and fully paid:	No.	£	No.	£
Ordinary of $0.001 each	99,787,293	77,972	69,542,515	54,753
	99,787,293	77,992	69,542,515	54,753

Ordinary shares (other than shares held in treasury) have full voting rights, full dividend rights. Treasury shares totaling 140,000 are excluded as at September 30, 2025 (December 31, 2024: 140,000). The Company is authorized to issue 200,000,000 ordinary shares.

During the period 30,244,778 ordinary shares were issued as shown below:

	Shares issued No.	Share capital issued £	Proceeds received £ 000	Premium arising £ 000
January 2025 Offering	15,000,000	11,972	44,203	44,066
July 2025 Offering	13,800,000	10,181	48,827	48,502
At the market program	1,256,440	931	5,342	5,341
Warrants exercised	50,000	37	220	275
Employee Option Plans	138,338	98	21	21
	30,244,778	23,219	98,613	98,205

On September 5, 2025, we entered into the Sales Agreement with Jefferies, pursuant to which the Company may issue and sell its ordinary shares, par value $0.001 per share, having an aggregate offering price of up to $100 million, from time to time to or through Jefferies, acting as sales agent, in an “at the market” equity offering program. Under the Sales Agreement, the Company may set the parameters for each sale of ordinary shares, including the total sales price of ordinary shares to be issued, the dates on which such sales are anticipated to be made and any minimum price below which sales may not be made. Subject to the terms and conditions of the Sales Agreement, Jefferies will use commercially reasonable efforts to sell the ordinary shares by methods deemed to be an “at the market” offering as defined in Rule 415(a)(4) promulgated under the Securities Act. The Company has no obligation to sell any of the ordinary shares, and Jefferies is not required to sell any specific number or dollar amount of the ordinary shares. The Company may instruct Jefferies not to sell the ordinary shares if the sales cannot be effected at or above the price we designate from time to time and the Company may at any time suspend sales pursuant to the Sales Agreement. The Company pays Jefferies a commission of up to 3.0% of the gross sales proceeds of any ordinary shares sold through Jefferies under the Sales Agreement. The Company made certain customary representations, warranties and covenants in the Sales Agreement and also provided Jefferies with customary indemnification and contribution rights. The offering of ordinary shares pursuant to the Sales Agreement will terminate upon the earlier of (i) the sale of all ordinary shares subject to the Sales Agreement and (ii) the termination of the Sales Agreement as permitted therein. As of September 30, 2025, the Company had sold approximately 1.3 million ordinary shares under the “at the market” program at a weighted average share price of $5.90.

15

Vertical Aerospace Ltd

Notes to the Unaudited Condensed Consolidated Interim Financial Information

10	Share capital and reserves (continued)

Nature and purpose of other reserves

	September 30, 2025 £ 000	December 31, 2024 £ 000
Share based payment reserve	30,741	27,073
Warrant reserve	36,638	13,475
Merger reserve	54,841	54,841
Foreign currency translation reserve	9,985	3,910
	132,205	99,299

The share-based payments reserve is used to recognize the grant date fair value of options issued to employees but not exercised.

The warrant reserve is used to recognize the fair value of warrants issued in exchange for a fixed amount of cash or another financial asset for a fixed number of the Company’s ordinary shares (‘fixed-for-fixed condition’). As part of the January 2025 Offering, 7.5 million Tranche A warrants and 7.5 million Tranche B warrants were issued on January 24, 2025, resulting in £23,553 thousand ($28,984 thousand) being recognized within the warrant reserve.

The merger reserve is used to reflect any difference between the consideration and the book value of net assets acquired as part of a business combination.

The translation reserve arises upon the retranslation of overseas subsidiaries and the Company’s USD denominated balances in consolidated financial information.

11	Trade and other receivables

	September 30, 2025 £ 000	December 31, 2024 £ 000
R&D tax relief receivable	8,513	8,686
Government grants and VAT receivable	4,100	4,349
Prepayments	5,931	4,576
Other receivables	468	634
Amounts due from related party	-	52
	19,012	18,297

R&D tax relief receivable includes £8,513 thousand recognized under the ERIS scheme (December 31, 2024: £nil); and £nil recognized for R&D tax relief claimed under the RDEC scheme (December 31, 2024: £8,686 thousand).

Expected credit losses were not significant in the three and nine-months ended September 30, 2025 and 2024. For more information on the Group’s exposure to credit and market risks, including impairments and allowances for credit losses, relating to trade and other receivables please refer to the Group’s annual financial statements for the year ended December 31, 2024.

16

Vertical Aerospace Ltd

Notes to the Unaudited Condensed Consolidated Interim Financial Information

12	Trade and other payables

Amounts falling due within one year:

	September 30, 2025 £ 000	December 31, 2024 £ 000
Trade payables	5,707	5,444
Accrued expenses	9,002	7,354
Amounts due to related parties	56	1,900
Social security and other taxes	1,100	879
Outstanding defined contribution pension costs	395	8
	16,260	15,585

Amounts falling due after more than one year:

	September 30, 2025 £ 000	December 31, 2024 £ 000
Deferred fees and charges	3,714	3,991

For more information on the Group’s exposure to market and liquidity risks, including maturity analysis, related to trade and other payables please refer to the Group’s annual financial statements for the year ended December 31, 2024.

13	Warrants

Warrant liability at fair value through profit and loss

The following warrants are in issue but not exercised:

	September 30, 2025 No.	December 31, 2024 No.
Public Warrants	15,264,935	15,264,935
Convertible Notes Warrants	4,000,000	4,000,000
Outstanding, end of period	19,264,935	19,264,935

Recorded as a liability, the following shows the change in fair value during the period ended September 30, 2025:

Change in fair value during the period	£000
December 31, 2024	434
Change in fair value	(149)
Exchange differences on translation	(27)
September 30, 2025	258

The Public Warrants and Convertible Notes warrants expire on December 16, 2026, or earlier upon redemption or liquidation. Each such warrant entitles the registered holder to purchase 1/10 of one share of common stock, meaning that ten warrants must be exercised for a holder of warrants to receive one ordinary share of the Company at a price of $115.00 per share. Such warrants may only be exercised for a whole number of shares.

17

Vertical Aerospace Ltd

Notes to the Unaudited Condensed Consolidated Interim Financial Information

13	Warrants (continued)

Once such warrants become exercisable, the Company may redeem such warrants at a price of $0.10 per warrant if the closing price of the common stock equals or exceeds $180.00 per share for any 20 trading days within a 30-trading day period. The exercise price and number of common stock issuable upon exercise of warrants may be adjusted in certain circumstances including in the event of a share dividend, extraordinary dividend or recapitalization, reorganization, merger, or consolidation. Warrants will not be adjusted for issuances of common stock at a price below its exercise price. Additionally, in no event will the Company be required to net cash settle the warrants. On December 4, 2024, the New York Stock Exchange (the “NYSE”) filed a Form 25 with the SEC, removing the Public Warrants from their listing on the NYSE.

Warrants recognized within equity

The following warrants (and options) are in issue but not exercised:

	Warrants and options in issue		Warrant reserve
	September 30, 2025 No.	December 31, 2024 No.	September 30, 2025 £ 000	December 31, 2024 £ 000
Tranche A Warrants	7,450,000	-	8,951	-
Tranche B Warrants	7,500,000	-	14,212	-
SF Warrants	50,000,000	50,000,000	3,907	3,907
Virgin Atlantic Warrants	2,625,000	2,625,000	8,558	8,558
MWC Options	2,000,000	2,000,000	1,010	1,010
Outstanding, end of period	69,575,000	54,625,000	36,638	13,475

The public Tranche A Warrants and Tranche B Warrants were issued on January 24, 2025 in connection with the January 2025 Offering, with each such warrant exercisable for one ordinary share of the Company at an exercise price of $6.00 and $7.50 respectively.

During the nine months ending September 30, 2025, holders of 50,000 Tranche A Warrants exercised their warrants for 50,000 ordinary shares at an exercise price of $6.00 per share, resulting in gross proceeds of $300 thousand.

The private SF Warrants were issued on March 13, 2024 to Stephen Fitzpatrick pursuant to the SF Warrant Instrument, with 10 such warrants exercisable for one ordinary share of the Company at an exercise price of $50.00.

The initial Virgin Atlantic Warrants were issued on December 16, 2021 to Virgin Atlantic pursuant to the Virgin Atlantic Warrant Instrument, with 10 such warrants exercisable for one ordinary share of the Company at an exercise price of $100.00.

Additionally, on December 16, 2021, Marcus Waley-Cohen was awarded 2,000,000 private options, with 10 such options exercisable for one ordinary share of the Company at an exercise price of $115.00.

These warrants and options meet the fixed-for-fixed criterion and are therefore recognized within other reserves until the point of exercise. The amount classified to other reserves on initial recognition reclassified to share capital and share premium upon exercise.

18

Vertical Aerospace Ltd

Notes to the Unaudited Condensed Consolidated Interim Financial Information

14	Financial liabilities at fair value through profit and loss

Financial liabilities at fair value through profit and loss consists of the following Convertible Senior Secured Notes:

Mudrick £ 000
As at December 31, 2024	524,242
Fair value movements	(318,218)
In-kind interest paid and accrued	8,867
Exchange differences on translation	(29,072)
As at September 30, 2025	185,819

Initial recognition

On December 15, 2021, Mudrick Capital purchased Convertible Senior Secured Notes of and from the Company in an aggregate principal amount of $200,000 thousand for an aggregate purchase price of $192,000 thousand (the “Purchase Price”). The Convertible Senior Secured Notes were initially convertible into up to 1,818,182 ordinary shares at an initial conversion rate of 9.09091 ordinary shares per $1,000 principal amount. The Convertible Senior Secured Notes bore interest at the rate of 9% per annum, as the Company elected to pay interest in-kind, by way of PIK Notes. Interest was paid semi-annually in arrears. The Convertible Senior Secured Notes had an initial maturity date of the fifth anniversary of issuance and were redeemable at any time by the Company for cash.

Substantial modification and partial conversion

On December 23, 2024, the Company entered into the First Supplemental Indenture setting forth certain amendments, including: (i) increasing the interest rate applicable to the Convertible Senior Secured Notes to 10.00% for cash interest and 12.00% for PIK interest; (ii) extending the maturity date of the Convertible Senior Secured Notes to December 15, 2028; and (iii) providing for a fixed conversion price of $2.75 per ordinary share (or 363.636 ordinary shares per $1,000 principal amount) for half of the principal amount of the Convertible Senior Secured Notes and $3.50 per ordinary share (or 285.714 ordinary shares per $1,000 principal amount) for the other half.

The Company has determined that, in accordance with IFRS 9, these amendments represented a substantial modification of the existing financial liabilities and was therefore accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability, with the difference between the carrying amount of the original instrument and the fair value of the new financial liability recognized in profit or loss during the year ended December 31, 2024.

Subsequent measurement

Following the execution of the First Supplemental Indenture and during the year ended December 31, 2024, the noteholders delivered conversion notices to the Company for the conversion of half, or approximately $130 million in principal amount, of the Convertible Senior Secured Notes at a fixed conversion price of $2.75 per Ordinary Share, which resulted in the issuance of 47,343,585 ordinary shares, with a reference share price of $7.42 per ordinary share, by the Company to the holders of the Convertible Senior Secured Notes.

As of September 30, 2025, a total of 39,430,443 ordinary shares are potentially issuable upon exercise of the remaining outstanding principal amount of Convertible Senior Secured Notes. Following the Partial Conversion, in accordance with the Investment Agreement, the Company’s wholly owned subsidiary, VAGL, entered into the second supplemental indenture to the Indenture with the Trustee (the “Second Supplemental Indenture”), pursuant to which VAGL became a guarantor of the Convertible Senior Secured Notes under the Indenture on a senior secured basis by granting fixed and floating charges over all of its assets.

19

Vertical Aerospace Ltd

Notes to the Unaudited Condensed Consolidated Interim Financial Information

14	Financial liabilities at fair value through profit and loss (continued)

A number of other covenants exist in relation to the Company’s obligations in respect of the Convertible Senior Secured Notes, including (but not limited to): payments under the Convertible Senior Secured Notes and interest thereunder; furnishing the trustee with Exchange Act reports; compliance with Section 13 or 15(d) of the Exchange Act; provision of an annual compliance certificate; relinquishing of the benefit or advantage of, any stay, extension or usury law; acquisition of the Convertible Senior Secured Notes by the Company; permitting any Company subsidiaries to provide a charge over the Convertible Senior Secured Notes; limitation on liens securing indebtedness; limitation on asset sales; limitation on transactions with affiliates; limitation on restricted payments; and retention of $10 million cash. As at September 30, 2025, cash at bank includes £7,428 thousand in accordance with the above covenant.

15	Financial instruments

To provide an indication about the reliability of the inputs used in determining fair value, the Company classifies its financial instruments into the three levels prescribed under the accounting standards.

Financial liabilities at fair value through profit and loss:

	Carrying Value		Fair Value
	September 30, 2025 £ 000	December 31, 2024 £ 000	September 30, 2025 £ 000	December 31, 2024 £ 000
Financial liabilities at fair value through profit and loss	185,819	524,242	185,819	524,242
Warrant liabilities	258	434	258	434
	186,077	524,676	186,077	524,676

Warrants are quoted on the OTC Bulletin Board (an interdealer automated quotation system for equity securities that is not a national securities exchange) and are therefore categorized in level 2 of the fair value hierarchy. Financial liabilities at fair value through profit and loss are categorized in level 3 of the fair value hierarchy.

The fair value of financial liabilities at fair value through profit and loss, which consist of the Convertible Senior Secured Notes, has been estimated using an option pricing model, in accordance with the definition of fair value under IFRS 13, which represents the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The Convertible Senior Secured Notes, initially had a five-year term from the date of issuance on December 16, 2021, and a payment-in-kind interest rate of 9.0% (compounding semi-annually), or a cash interest rate of 7.0% (paid semi-annually). The holder of the Convertible Senior Secured Notes had an initial right to convert them into ordinary shares in the Company at any time at a conversion ratio of 90.9091 per $1,000 principal amount (with any payment-in-kind accrual converting at the same ratio).

On December 23, 2024 the maturity date was extended to December 15, 2028 and the Conversion Rate was amended to 363.636 Ordinary Shares per $1,000 principal amount of notes in relation to the first $130,194,859 principal amount of the Convertible Senior Secured Notes, which was immediately converted by the noteholder into ordinary shares, and 285.714 Ordinary Shares per $1,000 principal amount of Convertible Senior Secured Notes for the remaining portion outstanding. Additionally, effective December 15, 2024, each Convertible Senior Secured Notes accrues interest at 10.0% per annum with respect to interest paid in cash and 12.0% per annum with respect to payment-in-kind interest. The outstanding principal immediately following partial conversion was $130,194,859 and as at September 30, 2025, was $138,006,551.

Option pricing has been utilized to calculate the probability that these options will be in the money at expiration and assign a dollar value to it. The underlying share price of the Company, exercise price, volatility, interest rate, and time to expiration have been used as inputs into the model to derive the option’s theoretical fair value.

20

Vertical Aerospace Ltd

Notes to the Unaudited Condensed Consolidated Interim Financial Information

15	Financial instruments (continued)

As of September 30, 2025, an estimated fair value of £185,819 thousand (December 31, 2024: £524,242 thousand) was calculated for the Convertible Senior Secured Notes, based on the following valuation inputs:

	September 30, 2025	December 31, 2024
Share price ($)	5.19	12.58
Conversion price ($)	3.50	3.50
Interest rate (%)	12.00	12.00
Credit spread (%)	42.65	40.64
Risk free rate (%)	3.60	4.40
Expected life (years)	3.20	4.00
Dividend yield (%)	-	-
Volatility (%)	85.00	85.00

Company specific inputs include the expected probability and timing of future equity financing, in addition to the probability and timing of a future fundamental change. Credit spread is initially selected such that the fair value of the Convertible Senior Secured Notes reconciles to the total purchase price of $192 million based upon the arms’ length transaction closing as of December 15, 2021, subsequently adjusted for company-specific credit risk.

For more information about the Convertible Senior Secured Notes, please refer to the Group’s annual financial statements for the year ended December 31, 2024.

16	Financial risk management and impairment of financial assets

The Group's activities expose it to a variety of financial risks including market risk, credit risk, foreign exchange risk and liquidity risk.

Credit risk

Credit risk is the risk of financial loss to the Group if a counterparty to a financial instrument fails to meet its contractual obligations, arising principally from prepayments to suppliers and deposits with the Group’s bank.

Also included in Restricted cash is £1,700 thousand deemed to be restricted as at September 30, 2025, in relation to rent guarantees.

The carrying amount of financial assets represents the maximum credit exposure. Therefore, the maximum exposure to credit risk at the balance sheet date was £468 thousand (December 31, 2024: £634 thousand) being the total of the carrying amount of financial assets, including contractual receivables but excluding R&D tax credits receivables and cash.

The allowance account of trade receivables is used to record impairment losses unless the Group is satisfied that no recovery of the amount owing is possible; at that point the amounts considered irrecoverable are written off against the trade receivables directly. The Group provides for impairment losses based on estimated irrecoverable amounts determined by reference to specific circumstances and the experience of management of debtor default in the industry.

On that basis, the loss allowance as at September 30, 2025 and December 31, 2024 was determined as £nil for trade receivables.

Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Group’s financial position. The Group’s principal exposure to market risk is exposure to foreign exchange rate fluctuations. There are currently no currency forwards, options, or swaps to hedge this exposure.

21

Vertical Aerospace Ltd.

Notes to the Unaudited Condensed Consolidated Interim Financial Information

16	Financial risk management and impairment of financial assets (continued)

Foreign exchange risk

The Group is exposed to foreign exchange risk arising from exposure to various currencies in the ordinary course of business. The Group holds cash in USD, EUR and GBP. The majority of the Group’s trading costs are in GBP; however, the Group also has supply contracts denominated in USD and EUR. The Group holds sufficient cash in USD, EUR and GBP to satisfy its trading costs in each of these currencies. A 2-percentage point increase in GBP to USD exchange rate would increase profit for the nine months ended September 30, 2025, by £7,192 thousand and decrease other comprehensive income for the nine months ended September 30, 2025, by £3,594 thousand. A 2-percentage point decrease in GBP to USD exchange rate has an equivalent impact reducing profit and increasing other comprehensive income for the nine months ended September 30, 2025. The Group may be exposed to material foreign exchange risk in subsequent periods or years because of the significance of the USD denominated Convertible Senior Secured Notes relative to USD deposits and cash held ($32,174 thousand at September 30, 2025), which are expected to fluctuate as expenses are incurred and whilst future funding is secured.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Group’s management uses short and long-term cash flow forecasts to manage liquidity risk. Forecasts are supplemented by sensitivity analysis which is used to assess funding adequacy for at least a 12-month period. The Company manages its cash resources to ensure it has sufficient funds to meet all expected demands as they fall due. Please see note 2 for further details.

Maturity analysis

September 30, 2025	Within 1 year £ 000	Between 2 and 5 years £ 000	After more than 5 years £ 000	Total £ 000
Trade and other payables	16,260	3,714	-	19,974
Lease liabilities	1,165	2,567	368	4,100
Convertible senior secured notes	-	105,887	-	105,887
	17,425	112,168	368	129,961
December 31, 2024
Trade and other payables	15,585	3,991	-	19,576
Lease liabilities	705	1,409	496	2,610
Convertible senior secured notes	-	103,915	-	103,915
	16,290	109,315	496	126,101

Capital management

The Group’s objective when managing capital is to ensure the Group continues as a going concern and grows in a sustainable manner. Given the ongoing development of its aircraft and technologies with minimal revenues, the Group has, to date, relied upon capital to fund its operations from a number of sources. During the period the Group received approximately $83.9 million in connection with the January 2025 Offering and approximately $66.4 million in connection with the July 2025 Offering, both net of underwriting discounts and commissions and other offering expenses. As at September 30, 2025, the Group received approximately $7.2 million (equivalent to £5.3 million) in connection with its “at-the-market” equity offering program, net of commissions. The Group is also continuing to explore other opportunities to raise additional capital to further support its funding position into the foreseeable future. Cash flow forecasting is performed on a regular basis, which includes rolling forecasts of the Group’s liquidity requirements to ensure that the Group has sufficient cash to meet operational needs.

22

Vertical Aerospace Ltd.

Notes to the Unaudited Condensed Consolidated Interim Financial Information

17	Related party transactions

Key management personnel compensation

Key management personnel are the members of the Board and executive officers.

	September 30, 2025 £ 000	September 30, 2024 £ 000
Salaries and other short term employee benefits	1,067	832
Payments to defined contribution pension schemes	15	2
Share-based payments	3,085	2,425
	4,167	3,259

Aggregate gains made on the exercise of share options for the Directors during the period totaled £nil (September 30, 2024: £nil).

Summary of transactions with other related parties

During the period the following were appointed as members of the Board of Directors:

Name	Effective date
Dómhnal Slattery (chairman)	January 14, 2025
Kris Haber	April 30, 2025
James Keith Brown	May 14, 2025
Poul Carsten Stendevad	May 14, 2025
Lord Andrew Parker	June 2, 2025
Patrick Ky	September 1, 2025

During the period the following resigned as members of the Board of Directors:

Name	Effective date
Vincent Casey	January 14, 2025
Stephen Fitzpatrick	January 30, 2025
Gur Kimchi	April 30, 2025
Kathy Cassidy	May 14, 2025
Stephen Welch	June 2, 2025

As at September 30, 2025, both Stuart Simpson’s and Dómhnal Slattery’s engagements with the Company included anti-dilution provisions, pursuant to which, subject to their continued service with the Company, should their respective award represent less than 2.4% and 1% of the Company's issued and outstanding ordinary shares (excluding Earn Out Shares) respectively, the Company would grant further nil-cost options such that Stuart Simpson’s and Dómhnal Slattery’s respective holding (excluding any sold, transferred or other disposed shares) remained 2.4% and 1% of the Company's then issued and outstanding ordinary shares respectively.

During the three months ended September 30, 2025, Stuart Simpson was awarded 31,430 share options, bringing total share options awarded for the nine months ended September 30, 2025, to 725,875 share options, vesting on a quarterly basis until March 31, 2028. During the three months ended September 30, 2025, Dómhnal Slattery was awarded 13,096 share options, bringing total share options awarded during the nine months ended September 30,2025, to 967,046 share options, vesting on a quarterly basis until December 31, 2028.

Additionally, during the nine months ended September 30, 2025, a total of 102,820 share options and restricted stock units were awarded to other independent members of the Board of Directors.

23

Vertical Aerospace Ltd.

Notes to the Unaudited Condensed Consolidated Interim Financial Information

17	Related party transactions (continued)

Summary of relationship with Mudrick Capital

During the nine month period ended September 30, 2025, the Company recognized fair value gains totaling £318,218 thousand and interest charges of £8,867 thousand in relation to Convertible Senior Secured Notes.

The January 2025 Offering included an investment from Mudrick Capital of $25 million in exchange for 4,166,666 Units. Each unit consists of (i) one ordinary share; (ii) one-half of one Tranche A Warrant; and (iii) one-half of one Tranche B Warrant. The Tranche A warrants will expire on the five-year anniversary of the date of issuance and are exercisable at an exercise price of $6.00 per whole ordinary share. The Tranche B warrants will expire five years from the date of issuance and are exercisable at an exercise price of $7.50 per whole ordinary share. The July 2025 Offering included an investment from Mudrick Capital of $12.5 million in exchange for 2,500,000 shares.

Summary of relationship with Stephen Fitzpatrick

Stephen Fitzpatrick retains a 12-month option to purchase up to $25 million units (with each unit consisting of one Ordinary Share plus one-half of a Tranche A warrant and one-half of a Tranche B warrant) at a strike price equal to the per unit purchase price paid by investors in the January 2025 Offering (being $6 per unit), which remains unexercised and outstanding.

In the first nine months of 2025, Imagination Industries Investments Ltd, a company controlled by Stephen Fitzpatrick provided and charged the Group with services totaling £207 thousand (2024: £57 thousand), of which £56 thousand remained outstanding as at September 30, 2025 (September 30, 2024: £nil thousand).

17	Non adjusting events after the reporting period

In October 2025, the share options associated with Stuart Simpson’s and Dómhnal Slattery’s engagements with the Company were amended resulting in their respective holdings and anti-dilution thresholds adjusting to 2.0% and 1.4% of the Company's then issued and outstanding ordinary shares respectively. As a result, as at the date of this filing, 2,320,910 and 1,353,865 total options are held by Stuart Simpson and Dómhnal Slattery respectively, vesting on a quarterly basis until September 30, 2027, and December 31, 2028, respectively.

24